Exhibit 99.1

S1 Medical Goes Live with Sapiens’ Workers’ Compensation Solution

North American cost containment and medical management firm is servicing the sixth-largest school district in the nation quicker and more efficiently with a joint S1 Medical & Sapiens’ solution

Holon, Israel – August 21, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that S1 Medical, an independent cost containment and medical management firm that provides unique niche programs to the casualty market, has successfully launched Sapiens ClaimsGo for Workers’ Compensation. The first major program being supported by the joint S1 Medical-Sapiens’ solution is Broward County Public Schools, the sixth-largest school district in North America.

Sapiens ClaimsGo (formerly called StoneRiver CompSuite Claims) is a full-featured solution developed for specialized and quick administration of workers’ compensation policies and claims, offered in a hosted environment.

S1 Medical chose Sapiens’ comprehensive solution for its end-to-end claims capabilities, particularly the ability to integrate with data reporting & managed care systems. S1 anticipates improved productivity through joint/cooperative usage of ClaimsGo, more effective automation, and resulting in better claims processing across their customer’s claims management program.

“Due to the nature of our business, S1 Medical brought a third-party to the traditional two-party relationship between a claims system and its customer. The third-party brought its own user preferences, required training sessions and logistical requirements,” said Matt Pitts, managing partner, S1 Medical. “Sapiens team members executed what was an on-time delivery of a complicated set-up. The availability, flexibility and open communication displayed by the Sapiens team facilitated collaboration, as well as a sense of confidence among both S1 and its customer.”

“Organizations have different needs when looking for a workers’ compensation solution, depending on their unique markets and competitive landscapes,” said Roni Al-Dor, president and CEO, Sapiens. “Sapiens offers a range of workers’ compensation solutions to help firms find the best fit. We are pleased to welcome S1 Medical into the Sapiens family of customers and we look forward to continuing to work closely with them.”

ClaimsGo’s intake of First Report of Injury (FROI) expedites entry into the claims processing lifecycle, and its processing architecture provides easy displays of what’s important at a glance. Comprehensive data-capture guarantees compliance with regulatory reporting. Payment request processing includes multiple options and enables financial integrity.

About S1 Medical

A customer experience-focused, independent cost containment and medical management firm headquartered outside of Philadelphia (privately-held company). They offer a variety of unique containment solutions to carriers, TPAs, brokers, employers, injured workers and other managed care firms. For more information: www.s1-medical.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com